

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
Paul M. Rady
Chief Executive Officer
Antero Resources Midstream, LLC
1625 17th Street
Denver, Colorado 80202

> **Re: Antero Resources Midstream LLC**
> **Registration Statement on Form S-1**
> **Filed February 7, 2014**
> **File No. 333-193798**

Dear Mr. Rady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities

Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

4. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions, underwriting agreement and amended and restated agreement of limited partnership, as well as other exhibits once they are filed. please understand that we will need adequate time to review these materials before accelerating effectiveness.

5. We note references throughout your prospectus to a third-party source, RigData for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of this source material to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether this report is publicly available without cost or at a nominal expense to investors.

6. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples only to some of your competitive position assertions:

   - "[t]he Marcellus Shale is characterized by consistent and predictable geology, high well recoveries relative to drilling and completion costs and significant hydrocarbon resources in place," page 3.

   - "[o]ur assets are located in the rapidly developing liquids-rich southwestern core of the Marcellus Shale in northwest West Virginia and liquids-rich core of the Utica Shale in northwest West Virginia and liquids-rich core of the Utica Shale in southern Ohio, two of the premier North American shale plays," page 106.

   - "[b]ased on forecasted production data, the Appalachian Basin is the second largest overall gas producer in the United States with approximately 12 Bcfe/d in 2013, a 21% increase over 2012," page 108.

- "[o]ver the past five years, the focus of many producers has shifted from the younger, shallower conventional sandstone and carbonate reservoirs to the older, deeper Marcellus Shale and the newly margin Utica Shale plays…," page 108.

- "[t]he Marcellus Shale accounted for over 9 Bcfe/d of the 2013 production, making it the largest United States gas field on a stand-alone basis, and the largest unconventional gas play in the world," page 108.

Industry and Market Data, page iv

7. We note your statement that "neither we nor the underwriters have independently verified the accuracy or completeness of this information." Please delete such language, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

8. Please revise the first sentence of the first paragraph of your summary to remove any implication that your summary does not address key aspects of your filing. Refer to Item 503(a) of Regulation S-K and the related instructions.

9. Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with your sponsor.

10. Please expand your disclosure in the "Risk Factor" section on page 10 to provide a brief description of the most significant risks that you face, including those related to your business, investing in your units and associated tax matters.

11. Please revise your disclosure to address your conversion from Antero Resources Midstream LLC to Antero Midstream Partners LP, including, if true, the fact that such conversion will occur prior to or contemporaneous with the listing and sale of the units of Antero Midstream Partners LP.

Overview, page 1

12. You state here and elsewhere in the document that Antero's estimated net proved, probable and possible reserves were 7.6 Tcfe, 19.8 Tcfe and 7.5 Tcfe, respectively, as of December 31, 2013. Unless not practicable, please quantify the estimated net proved, probable and possible reserves associated with acreage dedicated to you.

Emerging Growth Company Status, page 10

13. We note your disclosure on page 10 that you intend to irrevocably opt out of the extended transition period for complying with new or revised accounting standards pursuant to

Section 107 of the JOBS Act. However, this appears to conflict with your disclosure on page 41 where you disclose you intend to take advantage of the extended transition period. Please revise for consistency.

Summary Historical and Pro Forma Financial and Operating Data, page 16

14. In several instances throughout your registration statement you make reference to your Predecessor. Each use of the term does not appear entirely consistent. This includes, but is not limited to page 16 where you refer to Antero's midstream business as your Predecessor and on page F-2, where you define Antero Resources Midstream LLC as your Predecessor. Please tell us and revise throughout the registration statement to clearly define what you consider to constitute your "Predecessor". Please also differentiate what you mean when you use the term "Contributed assets" versus "Predecessor".

15. On page v, your disclosure suggests that Midstream Operating *will own* substantially all of Antero's midstream assets immediately prior to the completion of the offering. In the second sentence on page 16 you indicate that you "present the historical financial statements of the midstream business and assets contributed to us by Antero." Additionally, in the third sentence on page F-2, you state the Contributed Assets "were held by Antero Resources Midstream Operating LLC ('Midstream Operating')." These disclosures do not appear to consistently convey the timing of the transfer of the Contributed Asset to Midstream Operating. Furthermore, in the fourth paragraph on page F-14, you state that Midstream Operating "holds the Contributed Assets." Please tell us if the Contributed Assets have been contributed to Midstream Operating, or if no such transfers have taken place, please tell us expected timing of the transfer (e.g. prior to effectiveness, subsequent to effectiveness but before closing, etc.) and revise such statements for consistency throughout the registration statement. If you intend for your statements to be accurate as of the effective date of the registration statement, please advise and revise to be consistent with this objective.

16. We note no placeholder for pro forma EPS information either here or within selected financial data on page 84. Please explain or confirm that you will include pro forma EPS information in these sections once it is available to you. Please also provide a footnote explaining why earnings per share for the historical periods has been omitted.

17. You state in the third paragraph on page 16 that a reader should read the unaudited pro forma financial statements and notes thereto for a description of the pro forma adjustments. However, we note the December 31, 2012 pro forma balance sheet data on page 17 does not appear to be included in your pro forma financial statements on pages F-1 through F-8. Please revise your statement to be more indicative of the relevance of the pro forma adjustments to the specific item(s) of pro forma data .

Risk Factors, page 19

Risks Inherent in an Investment in Us, page 32

18. We note your risk disclosure related to the election of the extended accounting transition period on page 41, within which you disclose the requirement related to the extended transition period for any new or revised accounting standards and make reference to new or revised accounting standards that may be issued by the Public Company Accounting Oversight Board. Please explain your intent of this reference or revise if reference to a different standard setting body was intended.

There is no existing market for our common units, and a trading market..., page 39

19. Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Please refer to Section II.A.3.a of Securities Act Release 333-6900 (June 17, 1991).

Our Cash Distribution Policy and Restrictions on Distributions

Unaudited Pro Forma Cash Available for Distribution for the Twelve-Month Period Ended September 30, 2013, page 55

Estimated Cash Available for Distribution for the Twelve-Month Period Ending March 31, 2015, page 58

20. Please tell us what periods you plan to present for both your historical unaudited pro forma cash available for distribution and estimated future cash available for distribution disclosures currently provided on pages 55, and 58, respectively, when updating of your Predecessor's financial statements are necessary to comply with Rule 3-01 of Regulation S-X. Please note that this registration statement should have included historical unaudited pro forma cash available for distribution for the twelve months ended December 31, 2012. In any event, please also disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

21. We note you refer to the subtotal at the bottom of page 59 as the "Minimum Estimated Cash Available for Distribution." Please explain why this amount represents your *minimum* estimated cash available for distribution as opposed to your best estimate of cash available for distribution.

22. We have read your assumptions regarding capital expenditures for expansion versus maintenance on pages 66 and 67. Please discuss how you estimated maintenance capital

expenditures of $22.9 million or the updated amount if a new estimate of future cash available for distribution is included in your next amendment. Please be detailed in your description of how you developed this estimate including the specific type(s) of maintenance capital expenditures encompassed in your estimate considering the relative age of such assets. Additionally, please provide a bridge between the narrative description of the additions of gathering pipeline, compression stations and buried and surface pipeline to the estimated dollar amount of expansion capital expenditures for the twelve-month period ending March 31, 2015.

How We Make Distributions To Our Partners, page 69

23. It is difficult to gain an overall understanding of the ramifications of the characterization of a distribution based on current disclosure. To the extent practicable, please supplement the discussion with a diagram or other pictorial representation that illustrates the ramifications depending upon whether a distribution is made out of operating surplus, operating surplus, as adjusted, or capital surplus and whether the distribution is made during or after the subordination period or upon liquidation. A decision tree schematic of the potential path a distribution may take depending upon its characterization may be one method of illustrating the narrative contained under this heading. To the extent hypothetical examples can be used to better explain the concepts contain in this section, such as the hypothetical example given on page 78 in the event a reset occurs, they should be utilized to enhance investor understandability of this section.

Manner of Adjustments for Gain, page 80

Manner of Adjustments for Losses, page 81

24. Please advise whether the discussion of gains and losses upon liquidation is intended to portray how such items will be allocated to the capital accounts of the respective interest holders. If so, please explain to us the economic rational of losses upon liquidation reducing the subordinated units and common units capital accounts prior to reduction of the general partner's capital account. In this regard, advise whether the general partner is anticipated to have any positive capital associated with their capital account upon contribution of the assets.

Management's Discussion & Analysis, page 87

Capital Requirements, page 97

25. You indicate that you estimate your maintenance and expansion capital expenditures will total approximately $621.7 million. Please reconcile this amount to the total of expansion and maintenance capital expenditures on page 59.

Debt Agreements and Contractual Obligations, page 97

26. It appears you will be familiar with the terms of your new credit facility prior to the closing of this offering. If true, upon learning the terms of your new credit facility, please update to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions. In this regard, we note your statement that "[y]our new revolving credit facility also is expected to contain covenants requiring [you] to maintain certain financial ratios."

Security Ownership of Certain Beneficial Owners and Management, page 131

27. Please disclose, by footnote or otherwise, the natural person(s) who have investment and/or voting power over the shares owned by Antero Resources Midstream Management LLC. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, located at our website.

Certain Relationships and Related Transactions, page 133

Services Agreement, page 135

28. Please provide the approximate estimated amount that you will incur as part of your service agreements. In this regard, we note your disclosure in this section that you will provide "reimbursement of its direct expenses and an allocation of its indirect expenses," and your disclosure on page 34 that "[t]here is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed under the services agreement."

The Partnership Agreement, page 149

Applicable Law; Forum, Venue and Jurisdiction, page 152

29. Please tell us what consideration you have given to including risk factor disclosure about the impact of the exclusive forum provision on investors.

Index to Financial Statements, page F-1

30. Your reference to Antero Midstream Partners LP as of December 31, 2013 appears to be incorrect. Please advise or revise.

Unaudited Pro Forma Financial Statements of Antero Midstream Partners LP

Unaudited Pro Forma Statement of Operations For the Nine Months Ended September 30, 2013, page F-4

Unaudited Pro Forma Statement of Operations, page F-5

31. We note your inclusion of pro forma adjustments to interest expense on page F-4 and F-5, which you describe in footnote (a) as being related to your new revolving credit facility and estimated interest expense, among other related items. Please explain to us in detail how you determined that this adjustment and amount of interest expense is factually supportable and objectively determinable as required by Rule 11-02(b)(6) of Regulation S-X. Your response should discuss any commitments, agreements or draft agreements that specify the amount and terms of the revolving credit facility, or whether, and when, you expect these amounts and terms will be specified in an agreement prior to your request for effectiveness. Additionally, please show us in detail how you calculated the amount of additional interest expense that would have been incurred and tell us the interest rate utilized. If the interest rate is variable, please indicate the base rate plus the premium. Generally, pro forma interest rates should be based on either your current interest rate or the interest rate for which you have a commitment. To the extent you conclude the amount of debt and/or the interest rate are not factually supportable and are not appropriate to include on the face of the pro forma financial statements, please calculate your pro forma assumed interest expense based on the parent's borrowing costs and disclose your quantified estimate of the cost of replacement financing, the assumptions behind your quantified estimates, and any relevant interest rate sensitivity information within the footnotes to your pro forma financial statements.

32. Please disclose why you allocated pro forma net income to the common and the subordinated units on pages F-4 and F-5 on a 50/50 basis. It is unclear in the document how the economic interests of the common and subordinated units will be divided upon creation of the limited partnership. Specifically, please summarize the applicable portion of the partnership agreement that specifies how net income/losses are to be allocated to the capital accounts of common and subordinated interests. In this regard, tell us whether you consider the subordinated unit class to meet the definition of a participating security under ASC 260-10-20 and the reason(s) for your conclusion. Please be detailed on this last point.

Unaudited Pro Forma Balance Sheet, page F-6

Notes to Unaudited Pro Forma Financial Statements

2. Pro Forma Adjustments, page F-7

33. Reference is made to footnote (d). Please explain in detail, and disclose in summary, the basis for how you allocated the residual net investment to the common, subordinated and general partner interest upon the conversion discussed in the footnote. Please summarize for us any relevant provisions from the partnership agreement that governs how the initial allocations to capital accounts are to be made. Please supplementally advise whether the capital accounts related to common units purchased in the offering versus those issued upon formation differ in amount.

3. Pro Forma Net Income Per Limited Partner Unit, page F-8

34. Please tell us the significance of your statement in the first paragraph of footnote 3 on page F-8 that for the purposes of the calculation you have assumed the minimum quarterly distribution was made to all unitholders during the period presented. Please tell us why you believe this assumption is appropriate in light of the pro forma results and whether pro forma net income per common and subordinated unit would change if the minimum quarterly distribution could not be met for all unitholders. If so, then such assumption may not be consistent with the pro forma results.

Antero Resources Midstream LLC Predecessor

35. Please update the financial statements of your Predecessor as necessary to comply with Rule 3-01 of Regulation S-X.

Balance Sheets, page F-10

36. Please revise or confirm the accrued liabilities line item does not require disaggregation pursuant to Rule 5-02.20 of Regulation S-X.

Notes Accompanying the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-15

Use of Estimates, page F-15

37. Please tell us and, revise to provide a more robust revenue recognition policy that addresses each of your significant revenue streams and any significant estimates made, if any, by you. To the extent you believe additional disclosure is not warranted, please tell us why. In this regard, a supplemental description of the physical process behind providing gathering, compression and water distribution services correlated with the points along that timeline in which you recognize revenue related to each service would be helpful to our understanding. In this regard, explain to us what estimates and assumption management formulated that affect revenues as stated in Use of Estimates.

38. Please describe any services you provide and fees you receive for *transmission* of natural gas as indicated in Revenue Recognition. In this regard, please explain to us the physical point at which the "contributed assets" first receive natural gas, which we assume is the wellhead, and the exit point(s) of such gas from the contributed assets. Please clarify our understanding as to whether any transmission of gas is involved during the gathering

process or how any transportation fees are derived from gathering activities. On this point, page 62 suggests you receive a price per Mcf that varies based on PSI.

Property and Equipment, page F-15

39. Please explain or revise to clarify what you refer to as a substantial overhaul costs on page F-16, and the period over which such costs are depreciated. Please explain to us whether and how these costs extend the life, increase the capacity or improve the utility of the property or equipment.

40. Given the majority of your gathering pipelines are recently constructed and your parent's wells recently drilled, please explain in detail how you determined a 20 year useful life was appropriate for depreciation of gathering pipelines. While we assume your estimate is based in-part on your 20-year dedications from Antero, please ensure your response addresses the extent to which such useful life estimates and method considered, among other factors, the length of time natural gas reserves under dedication are expected to be depleted. In this regard, we note your statement that you cannot predict when production from existing reserves in the fields you operate will cease. Please provide a similar justification for the useful lives of water distribution systems. On this point, please provide a more targeted description of water distribution assets with a 20 year life versus those with a 5 year life along with related carrying values.

Note 3 – Transactions with Affiliates, page F-18

41. We note you make reference to revenues and the allocation of costs within this footnote. Please tell us whether, and if so what amount, of accounts payable or accrued liabilities presented on your balance sheets are due to affiliates. To the extent any amounts were due to affiliates, please tell us what consideration was given to disclosure.

Note 6 – Commitments and Contingencies, page F-21

42. Please supplementally explain the significance of the "Credit Facility" to the predecessor's operations that necessitates disclosure. In this regard, please advise the extent to which the predecessor had access to the facility. To the extent the predecessor had no ability to directly utilize the facility you should make that clear in the disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director